UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, March 2025

Commission File Number 001-42468

HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025	HONG KONG PHARMA DIGITAL TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Lap Sun Wong
Lap Sun Wong
Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of September 30, 2024 and for the six months ended September 30, 2024 and 2023
99.2	Press Release dated March 28, 2025

2